Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Caddell Prep Inc.
91 Guyon Ave
Staten Island, NY 10306
https://caddellprep.com

Up to $106,999.86 in Common Stock at $0.22
Minimum Target Amount: $9,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Caddell Prep Inc.
Address: 91 Guyon Ave, Staten Island, NY 10306
State of Incorporation: DE
Date Incorporated: May 08, 2017

Terms:

Equity

Offering Minimum: $9,999.88 | 45,454 shares of Common Stock
Offering Maximum: $106,999.86 | 486,363 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.22
Minimum Investment Amount (per investor): $242.00

The Company and its Business

Company Overview

Caddell Prep provides affordable, online, self-paced test prep and math tutorials with an initial focus on niche tests. Our current test prep courses are SHSAT, TACHS, Algebra Regents, Geometry Regents and SAT. We sell access to self-paced test prep courses, starting at $79. We also sell licenses to schools and other organizations that offer test prep to students at a rate of $20-$50 per student. In addition to the paid test prep subscription, we offer free math lessons and practice as a way to acquire leads and penetrate the market.

Competitors and Industry

There are many online test prep competitors, but they focus on the larger, nation-wide tests such as SAT, ACT and GMAT. We are focused on niche tests where there is much less competition. These tests are predominantly taken early than the SAT, ACT or GMAT, so we can acquire customers now for the niche tests and retain them for the nation-wide tests also.

Current Stage and Roadmap

We have a fully working product, with $5,000 in revenue last month, September 2018, from consumers and schools. We will now focus on sales to schools which will result in large growth. We expect the average contract with a school to be approximately $10,000. Two organizations already used our test prep platform with their students, and they were extremely pleased with how easy it was to implement into their classes. We currently do not have AI built in but will add it as we acquire more data to make connections between math topics and test results.

The Team

Officers and Directors

Name: Glyn Caddell

Glyn Caddell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: May 08, 2017 - Present
  Responsibilities: Oversee overall strategy of the company, meet with clients, and manage daily operations.

- **Position:** Director
  Dates of Service: May 08, 2018 - Present
  Responsibilities: Vote on board decisions.

Other business experience in the past three years:

- **Employer:** SITHS Alumni Association
  Title: President
  Dates of Service: September 15, 2014 - Present
  Responsibilities: Overall strategy of the association

Other business experience in the past three years:

- **Employer:** Caddell Prep LLC
  Title: Owner
  Dates of Service: February 14, 2012 - Present
  Responsibilities: Oversee operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. For example, there are many specific markets we can enter with a specific test prep course, such as the HSPT; however, we may not choose to do so.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Caddell Prep Inc. was formed on May 08, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any

shares once our directors determine that we are financially able to do so. Caddell Prep Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Caddell Prep Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Caddell Prep Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Caddell Prep Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Glyn Caddell	4,111,300	Common stock	74.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 486,363 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,555,800 outstanding.

Voting Rights

Each share of common stock carries one vote.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series or any additional classes of preferred stock that we may designate in the future. 2017 Stock Plan 1,111,000 shares of the Corporation's Common Stock are reserved for issuance under the Plan, and that all such shares, when issued and paid for under the Plan, shall be validly issued, fully paid, and nonassessable shares of the Corporation's Common Stock. No stock has been issued under the plan as of October 16, 2018.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $6,667.00
Number of Securities Sold: 111,167
Use of proceeds: Marketing & development
Date: December 06, 2017
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
We developed much of our platform, and as a result, the platform is fully live. We also experimented with Google Adwords and Facebook Ads, which proved to be unprofitable marketing methods. We purchases email lists which will help us market to principals and teachers in our target markets for the next year.

Historical results and cash flows:
Historical results and cash flows are not representative of what investors should expect in the future. We finished 2017 under $5,000 in total revenue. We had over $5,000 in revenue in September 2018 alone. We expect to grow to much higher revenue numbers now that we have a plan for selling directly to schools.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand: 5,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds will help us grow. We have other means of raising funds and nine months of runway.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
If the total goal is met, it will comprise about 95% of our funds. Raising this round will help us grow by developing a sophisticated sales team.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
12 months. We will use our funds for marketing directly to schools and have minimal product development.

How long will you be able to operate the company if you raise your maximum funding goal?
28 months. We will aggressively market to schools (sales leads, appointment setting, sales rep, mailings) and further develop personalization on the site (engineering expense).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We are considering a seed round (350 - 700k) from angel investors in 18 months to make a strong nationwide push with sales and incorporate AI into our product.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,222,276.00

Valuation Details: Our pre-money valuation was determined on October 15,2018, using the Berkus Method. The Berkus Method is to look at five criteria and give a value from $0 to $500k for each. The following valuations were used: sound idea - $400k, prototype - $350k, quality management team - $150k, strategic relationships - $0, product rollout or sales - $350k. A value of $400k was given to sound idea because we believe the business is in a growing market and there is demand for test prepartation. A value of $350k was given to prototype because the product had been iterated well beyond a minimum viable product. The product is currently being used by consumers and schools. A value of $150k was given to the quality of management team because Glyn Caddell has built a company from scratch before, but he has not built a high-growth company. A value of $0 was given for strategic relationships because although we have identified potential relationships, we do not have any. A value of $350k was given to product rollout or sales because our product is live and loved by our customers. Our customers gave us a net-promoter score of 8.56. The Board of Directors believes this is a fair valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  We will use the money to roll out a sales campaign at targeted junior high schools. The funds will be used to cover expenses involved in sales, such as pamphlets, presentations, travel and leads.

If we raise the over allotment amount of $106,999.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  64.0%
  We will use the funds to sell our test prep to junior high schools and high schools throughout New York. The funds will cover a targeted marketing campaign including, ads, mailers, presentations, pamphlets, leads and travel expenses.

- *Research & Development*
  25.0%
  We will use the funds to improve the personalization functionality on our site, connecting data between different subjects and continuing to build out our unlimited questions for additional practice.

- *Working Capital*
  5.0%
  We will use these funds to cover unexpected expenses that may arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://caddellprep.com (https://caddellprep.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/caddell-prep-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Caddell Prep Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Caddell Prep Inc. is pending **StartEngine Approval.**

▶ PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $107K goal

♡

Caddell Prep Inc.

Personalized test prep & math help

● Small OPO   ⌂ Staten Island, NY
🏷 Business to Business
◉ US Investors Only

Overview   Team   Terms   Updates   Comments   Share

Affordable, Personalized, Self-Paced Test Prep & Math Help

Students achieve their academic goals; you achieve your financial goals

Invest in Caddell Prep Inc.

"A recent study found that **63% of high school seniors were not college ready***. Students need help outside of the classroom, but the cost of traditional tutoring and test prep excludes a lot of students. Also, **many niche tests lack adequate test prep resources** since many companies ignore those tests. That's why we offer affordable, personalized, self-paced test prep for those niche tests and the big market tests.

We believe that **with the right tools and resources, all students can excel**. It's our goal to provide students with the



- Students can practice at home and according to their schedules.



TACHS Math Lesson: Percents

17%

Changing a Percent to a Decimal

Percents to Decimals

support they need to excel."

-Glyn Caddell, Founder and CEO

Caddell Prep can help students achieve more. Caddell Prep provides personalized, self-paced tutorials and test prep to increase educational opportunities for students across the country. Our **math tutorials are offered for free**, while access to our **test prep is priced affordably, starting at $79**.

We believe online, self-paced test prep is better for students than in-person classes. The in-person model is extremely inefficient. It is virtually impossible for an instructor to teach at the pace of each student individually. Some students are able to progress more quickly than others, while some students need to review material longer before moving on. That's why we believe an online, self-paced option is actually a better alternative to in-person prep classes.

Plan for Rapid Growth

To help students at a larger scale, we've packaged our free math tutorials and practice problems as free homework teachers can use with their students. In addition, we've created a platform for schools to use our test prep with their students.

We will focus on sales to schools to **rapidly grow market share**, while **helping many students** at the same time.

My Story

*"**I started tutoring in 2006** after graduating with my degree in mechanical engineering from NJIT.*

While working as a mechanical engineer for a firm in NYC, I was used to working on multiple jobs, sometimes up to eight, at the same time. Then it seemed every week that the workload was becoming less and less. At lunch one day, I said to my manager that I think we will be laid off soon. It turned out that I was right. About a third of the company was let go the very next day.

*It was **a blessing in disguise**.*

*I started tutoring more, eventually full-time, and then opened up a tutoring center. **I consider myself to be lucky** for being being laid off at the beginning of the recession in 2008. I really do believe I was lucky because I truly love what I am doing now. I was*



- Lessons are broken down into short videos followed by one or more questions



able to grow to a team of 8 tutors and administrators, and spun-off this new company to help students at scale.

I hope you will be part of the journey to help even more students."

— Glyn Caddell, CEO

Not Your Typical Test Prep Company

Most Companies are Focused on the Big Name Tests with Their Online Test Prep, but There's a Huge Opportunity with Niche Tests

		CADDELL PREP	The Princeton Review	KAPLAN	KHAN ACADEMY	KRANSE / Magoosh
Big Market	SAT	Y	Y	Y	Y	Y
	ACT		Y	Y		Y
	LSAT		Y	Y		
	GMAT		Y	Y	Y	
Niche Tests	SHSAT	Y				
	TACHS	Y				
	Regents	Y				
	HSPT	Y				
	SSAT	Y				
	3-8 Math & ELA	Y				

Technology for a Smart Approach to Test Prep

   

Bite-Sized Videos

Our lessons are broken up into short videos, normally less than 3 minutes. Each video is followed by one or more questions to keep students engaged and help

Optimized for Maximum Test Scores

Our test prep courses are designed to steer students in the right direction to

Practically Unlimited Questions

For one of our test prep courses, we were able to create a *practically* unlimited

Personalized

Unlike other test prep platforms, students can use our math resources for help during the school year for free. This gives us a more in-depth look into students engaged and help them retain the information they just learned.

maximize their scores, based on their results and the typical number of questions for each topic that appear on a test.

test bank of math questions with text explanations using computer science, which we will expand to all tests. We say *practically* unlimited because for many question-types we are able to generate over 10,000 questions, so we don't expect any student to run out of practice questions.

more in-depth look into students' strengths and weaknesses.

Sales to Two Groups that Support Each Other

We are in the online test prep market, but we operate in two different markets in that specific one. For each of the two specific markets, we have differentiators that separate us from the crowd.

Consumer Market (Parents & Students):

Our biggest differentiator is **our focus**. While most of the companies focus on big name tests such as SAT, ACT and GMAT, we **focus our attention on the small market tests** that are just as important as the others. The benefit is that there is less competition. We might compete in small market tests, but all of the small markets add up to a large market that we have internally **valued at $3.55 billion***. Plus, we believe that students who use us for tests early in their school careers will use us for the big market tests later on also.

*Our internal market valuation is based on the following information.

- There are approximately 52,463,000 students in USA from grades 3-12 (https://nces.ed.gov/programs/digest/d13/tables/dt13_203.10.asp).
- If 98% were to choose a one-month option for $79, 1% were to choose a three-month option for $149, and 1% were to choose a one-year option for $189, the total value would be $4.72 billion.
- Considering 83.8% of the population has an internet subscription at home (https://www.statista.com/statistics/185602/broadband-and-dial-up-internet-connection-usage-in-the-us/) , the serviceable market value is $3.55 billion.

Business to Business (Schools and Organizations):

Many businesses try to develop relationships with schools and organizations, so they can push their products onto the students. We have taken a different approach. Many schools receive funding to help students get test grades up. However, schools don't want to train their staff to teach for specific tests. We **provide all of the content including lessons, practice problems, explanations, and sample tests, then give access to monitor** all of the work to teachers.





Parents and students can sign up for test prep and math help on their own.

Schools and teachers are able to use our test prep courses and math homework with their students.

The Offering

Investment

$0.22/share of common stock │ $242 minimum investment
We are offering common stock at a $1,222,276 pre-money valuation.

Perks*

$500+ If you invest $500 or more, you will receive a Caddell Prep investor polo
$1,000+ If you invest $1,000 or more, you will receive a Caddell Prep embroidered baseball cap (+previous perk)
$10,000+ If you invest $10,000 or more, the school of your choice will receive memberships for all of its students for the next 10 years. (+ previous perks)

All perks occur after the offering is completed.



*For details on the bonus, please see the **Offering Summary** below.*

"With the right tools and support, all students can excel."

- Glyn Caddell
CEO

Where We Are Now

Live Product with Paying Customers Who Love It

We have helped **over 2,000 students learn math** and **over 500 students prepare for tests**, and our customers are extremely happy with our courses!

Knowing that customers love our courses after they sign up, we are fully ready to invest in bringing on a windfall of customers with full confidence.

Testimonials from Parents:



Testimonials from Parents:



"I was looking for a **convenient and low stress** way for my daughter to prepare for the TACHS exam. In general, I found your program to be excellent. The lesson videos were great reviews, and the practice questions were very helpful. My daughter could work at her own pace and on her own schedule. She received a **$5,000 scholarship** to her first choice school, and was admitted to all three schools she applied to, which was exactly what we had hoped for. Thank you!"

- Jean Kearns

"I just wanted to give you some feedback on your site. **My son really liked using it.** He said he liked the structure of the practice questions and the fact that he could work at his own pace. I just wanted a little refresher for him and this was perfect. His scores **increased 70 points** with your site's support! We are all very pleased. Thank you and good luck with your ventures. I have already recommended the site to several people."

- Jo Ann Hotaling



We launched a platform for schools to offer our test prep.

After conducting market research by talking directly with tutors and administrators who are in charge of test prep in their schools/organizations, we built a product that met all of their need:

- Teacher is able to **monitor students individually**
- Teacher is able to monitor **progress of the entire class**
- Teacher can see a breakdown of scores for each question to quickly know what to review
- Students can **move at their own pace**
- Students get **personalized feedback** based on their performance

Testimonial from an SHSAT Tutoring Supervisor:

"It's an excellent stand-alone tutoring program, in addition to one that you can use with teachers." - Barry Levine

We Help Students in Many Ways

We Want to be the First Name that Comes to Mind When People Think About Education

My Assessment >

SHSAT Diagnostic Test

SHSAT Diagnostic Test - Part 1: ELA	28.00% Review









SHSAT Diagnostic Test - Part 2: Math	33.00%	Review

Your Scores for SHSAT Diagnostic 2018

SHSAT Verbal	SHSAT Math	Total
158	158	316

Note: Use the above scores to track your progress. Actual scoring of the SHSAT may be slightly different.

SHSAT Prep Course: Part 1

SHSAT Math Lesson 01: Integers	60.00%	Review
- Practice: Integers	22.00%	Review
SHSAT Reading Lesson 01		Go >
- Practice: Reading Set 01		Go >

Our Self-Paced Test Prep

Our Test Prep Courses are easy to navigate and guide students toward maximizing their scores. From the main course page, students can readily see what is left to complete and how they've done so far.

Lessons are short and captivating. Students are tested on what they've learned right after watching a short video.

- Students **progress is tracked** whenever they take a sample test, complete a lesson, and answer practice questions
- Tests are broken down into very specific topics to **pinpoint students' strengths and weaknesses**
- Test have been analyzed to determine the most common topics
- Students are guided to work on topics that offer **the greatest room for improving their scores** based on their proficiency and the typical number of questions that appear for each topic
- Unlimited test questions. Using computer science we have have created **an almost unlimited number of practice problems** for one course, and we are updating the rest of the courses too.

SHSAT Math Lesson 05: Percent
15%
Lesson: Percent in Decimal Form
Write a percent as a decimal
After you watch the lesson above, try this practice problem
What is 35% written in decimal form?
3500
3.5
0.35
< Previous
Next >
See Answer
Save

Report for Class: Algebra 1 - Period 3
Teacher: | Dates: 05/24/18 - 06/29/18
Student Results

MICHAEL SCOTT	40%
DWIGHT SCHRUTE	70%
JIM HALPERT	85%
PAM BEESLY	80%
OSCAR MARTINEZ	100%
KEVIN MALONE	25%

Student Performance
Below 50
70-80%
80-90%
90+
25%
33.3%

Web Based-Math HW

We've packaged our free math practice into a platform that lets teachers use our practice problems as homework.

- Teacher's assign homework to their students
- Student attempt homework

ANGELA MARTIN	95%
STANLEY HUDSON	95%
CREED BRATTON	0%
KELLY KAPOOR	70%
MEREDITH PALMER	85%
PHYLLIS VANCE	95%


16.7%
25%

- Student attempt homework
- If a student can't answer a question, he can **immediately see a video explanation** before moving on to the next question
- Homework is **automatically graded**
- Reports are easily generated to see scores over a certain time period (such as a semester)
- Teachers can see how the class did **on a question-by-question basis**
- Teachers can see how each individual student performed

Math Lessons & Practice

We offer our math lessons and practice problems free for everyone to use. We currently have math lessons available for Pre-Algebra, Algebra 1, Geometry, and Algebra 2.

- Math lessons are visible to member and non-members
- Free math lessons serve as a **marketing tool** since we **rank highly in Google** for many math topics
- Students must register for a free account to get access to our free math practice problems
- When students register, they fill out a questionnaire that gives us **insight into what tests they'll need to prepare for** in the future


3. Is the following a linear or nonlinear function?
Linear
Non-linear
Question 3 of 10
< Previous
Next >
See Answer



Helping Students Around the World

Our free math resources have been used by students across the country and in 21 other countries.

- Test prep focus is initially USA
- The global market presents **a huge opportunity**
- We are able to start building brand recognition with our free resources before we **launch paid courses internationally**

Our Market and Industry

TEST PREPARATION MARKET IN US:
KEY DRIVERS AND FIGURES

KEY MARKET FIGURES

The **K-12 test prep market** was valued at **$8.29 billion in 2016**. The online test prep market is growing at an **average annual rate of 6.11%**. We have seen a drastic positive shift in consumers' sentiment toward online test prep. We believe the online test prep market will continue to grow a







UNIVERSITY EXAMS
In 2016, university exams led the market with shares of 31.50%.
K-12 SEGMENT
The test preparation market in the US by the K-12 end-user segment was valued at $8.29 billion in 2016.
ONLINE LEARNING
The test preparation market in the US by online learning is growing at a CAGR of 6.11%.
GLOBAL MARKET GROWTH
2016 VALUE
$24.57 billion
2021 VALUE
$32.13 billion
$7.56 BILLION
INCREMENTAL GROWTH
technavio

believe the online test prep market will continue to grow a larger share of the overall K-12 segment.

Research from technavio shows growth in the **global test prep market** from a value of $24.57 billion in 2016 to **$32.13 billion in 2021**.

We are active in the K-12 test prep market with products for consumers and for schools and organizations.

As a part of the global edtech market, we believe it is important that the industry is expanding annually.

According to **Seedstars.com**, the global edtech market is expected to grow **17% annually** and reach a market value of **$252 billion by 2020**.

Math is the same around the world, so it would be relatively easy for us to adapt our existing platform and expand globally when we are ready. Much of the content we have created will carry over to other markets.

seedstars Investments Events Hubs Programs Magazine

The EdTech revolution: who is the trigger?

In 2014, education expenditures reached $5Tn worldwide representing a market 8 times bigger than the software market. About 9% of the apps downloaded on Apple's App Store have an educational purpose. From learning by gaming to MOOC and online certification providers, the EdTech market has grown in multiple directions addressing specific challenges where "traditional" education sometimes faces its limits.

The global EdTech market is expected to grow by 17% on an annual basis over the next years to reach USD 252bn by 2020. This expansion is nonetheless unequally shared between developed and emerging countries.

What Makes Our Team Special

Friends for 20 Years Who Care About Education

Glyn Caddell, Founder & CEO

Glyn has been involved in education since he first started tutoring in 2006. In 2012 he opened a tutoring center that is still in operation today.

Glyn also serves as the president of Staten Island Tech's alumni association. Staten Island Technical HS is ranked as one of the top high schools in the country.

- New Jersey Institute of Technology, BS in Mechanical Engineering, 2006
- Staten Island Technical High School, 2002

Anthony Heath, Lead Developer

Anthony has owned a web and app development company since 2011. Anthony has extensive knowledge and experience in both front-end and back-end web



experience in both front-end and back-end web development.

- New Jersey Institute of Technology, BS in Computer Science, 2006
- Staten Island Technical High School, 2002

Glyn and Anthony have known each other for over 20 years, having attended the same high school and college. They both share the same ambition to grow the company into one that is synonymous with education.

Invest in Our Company Today!

Help us grow into an education powerhouse and help students reach their goals. **We have a service that is proven to be loved by the market; now, we are planning to double down on selling to schools and other organizations!**

With your investment we are going to continue to build out the personalization feature in our platform and build a sales team. **Invest in our company and students' futures today!**

EdSurge

Presented at EdSurge LA

We were selected to participate and presented to educators at EdSurge LA. A great source of feedback to develop our platform.

April 2016

May 2016

First Teacher Signed Up

4.0 SCHOOLS

4.0 Schools Tiny Fellowship

Selected and participated in a 3-day workshop with other EdTech founders to discuss and develop our company strategies

December 2016

May 2017

Incorporated

Caddell Prep Inc. is incorporated as a Delaware C-Corp

BoomStartup

BoomStartup Accelerator

Caddell Prep joins t
2018 Boom Startup
Accelerator, one of t
leaders in innovatio
began. We're one of
companies acceptec

April 2018

July 2019

August 2018

Developed Unlimited Practice Questions

We created our first set of nearly unlimited practice questions for one of our test prep courses - a big step toward personalized learning

October 2018

Launched on StartEngine

May 2019

AI-Driven Personalized Learning

Using data from students' work we are able to pinpoint areas to work on to maximize students' time and outcomes utilizing machine learning (ANTICIPATED)

We had our first teacher sign up to use our online math homework with his students.

Now YOU can own a part of our company!



Test Prep in Schools

First schools, including one of the top in the country, used our test prep with students.

In the Press





SHOW MORE

Meet Our Team



Glyn Caddell

Founder & CEO

Glyn has been involved with tutoring and test prep since 2006. First as a private tutor and then as a small business owner with a tutoring center since 2012. Glyn obtained a BS in Mechanical Engineering from NJIT, 2006, and serves as president of Staten Island Technical High School's alumni association.

  





Anthony Heath
Lead Developer
Anthony has owned a web and app development company since 2011. Anthony has extensive knowledge and experience in both front-end and back-end web development. Anthony obtained his BS in Computer Science from NJIT, 2006.

Jonathan Ellis
Content Creator
Jonathan has over four years tutoring experience for tests such as the SAT, ACT, SHSAT, TACHS, and Regents. Jonathan is currently enrolled at the NYU Stern, obtaining his BS in Management.

Justin Vitellio
Content Creator
Justin has over three years tutoring experience for many tests and math subjects. Jonathan is currently enrolled at St. John's University, obtaining his degree in Accounting.



Offering Summary

Maximum 486,363 shares* of common stock ($106,999.86)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 45,454 shares of common stock ($9,999.88)

Company	Caddell Prep Inc.
Corporate Address	91 Guyon Ave, Staten Island, NY 10306
Description of Business	Caddell Prep provides affordable, online, self-paced test prep and math tutorials with an initial focus on niche tests. Our current test prep courses are SHSAT, TACHS, Algebra Regents, Geometry Regents and SAT. We sell access to self-paced test prep courses, starting at $79. We also sell licenses to schools and other organizations that offer test prep to students at a rate of $20-$50 per student. In addition to the paid test prep subscription, we offer free math lessons and practice as a way to acquire leads and penetrate the market
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.22
Minimum Investment Amount (per investor)	$242.00

Perks*

$500+ If you invest $500 or more, you will receive a Caddell Prep investor polo

$1,000+ If you invest $1,000 or more, you will receive a Caddell Prep embroidered baseball cap (+previous perk)

$10,000+ If you invest $10,000 or more, the school of your choice will receive memberships for all of its students for the next 10 years. (+ previous perks)

*All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Caddell Prep Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $0.22 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $220.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Caddell Prep Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About

Blog

About Us

FAQ

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

StartEngine Summit: Tokenizing the World

Raise Capital

Become an Investor

Legal


Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Text on screen: Glyn Caddell, CEO]

At Caddell Prep, our motto is "You can excel with Caddell".

[Text on screen: CADDELL PREP. You Can Excel with Caddell]

We believe that because we believe in students.

We know that with the right tools and support all students can excel.

Test prep opens up doors and creates opportunities for students.

However, test prep is too expensive for many families and driving students from place to place just isn't an option for all parents.

Being stuck in traffic sucks.

Also, many companies only focus on the big-market tests, such as the SAT, ACT and GMAT.

[Text on screen: Everyone's Focused on the Big Market Tests. (A table shows that Caddell Prep focuses on SAT; The Princeton Review focuses on SAT, ACT, LSAT and GMAT; Kaplan focuses on SAT, ACT, LSAT, and GMAT; Khan Academy focuses on SAT and GMAT; and Kranse and Magoosh focus on SAT and ACT. A second table shows that Caddell Prep focuses on SHSAT, TACHS, Regents, HSPT SSAT, and 3-8 Math & ELA. The other companies are shown to not focus on HSAT, TACHS, Regents, HSPT SSAT, and 3-8 Math & ELA.]

But there are many tests students take throughout K12 that are just as important, that determine promotion, graduation, and acceptance into high schools.

We've created online, self-paced test prep courses for the niche tests that are ignored by the larger companies.

[On screen: (a sample lesson is shown)]

We didn't just want to be an affordable alternative.

We wanted to be just as good or even better, and I really think we are better.

We're better because it's more accessible

[Text on screen: 1. More Accessible]

and it's personalized.

[Text on screen: 2. Personalized]

It's our goal to provide this life-changing service to all students.

In addition to selling directly to parents, we packaged our courses to be sold to schools. This way we can onboard a lot of students at once and rapidly grow market share.

Here's some of the feedback we got so far.

[Text on screen: Barry Levine, SHSAT Tutoring Supervisor, Staten Island Tech STEAM Camp]

For this past summer, we've been utilizing the Caddell Prep curriculum as our syllabus.

We've been using the Caddell Prep website in order to help our students progress, and it's been a smashing success.

And it's an easy way for us to manage the students and track their progress throughout the curriculum.

It's an excellent stand-alone tutoring program, in addition to one that you can use with teachers.

A recent study found that 63% of high school seniors are not college-ready.

[Text on screen: Problem. 63% of high school seniors are not college-ready. - US News & World Report.

https://www.usnews.com/news/articles/2016-04-27/high-school-seniors-arent-college-ready-naep-data-show]

That's a disgusting number.

Students need help outside of the classroom.

That's why we made all of our math lessons and practice problems free and available to everybody.

Right now, it's being used across the United States and in 21 other countries.

In addition to that, we've built out a platform for teachers to use, which we've been told has made their lives a lot easier while helping their students.

[On screen: (a video clip showing a sample report teachers can create with the platform)]

A teacher from California recently sent us an email saying that he thinks we're the next Khan Academy.

[Text on screen: "This could be the new Khan Academy!!!!" - Derek, CA, Math Teacher]

We expect to be better than that.

Helping students is great, but it's even better when it's good for business.

These free resources act as marketing tools,

[Text on screen: Scalable Channels. (There are five arrows with one of the following terms in each of them: "SEO", "HW", "Email", "Free Content", "Guidance Counselors". The five arrows point to the rear of a large arrow with the following text: "End-of-Year Exams (3rd-8th grade)". Then there are five more of the first arrows. The five arrows point to the rear of a large arrow with the following text: "HS Entrance Exams (6th-8th grade)". Then there is another set of the same five arrows. These five arrows point to the rear of a large arrow with the following text: "End-of-Year Exams (8th-11th Grade)". Then there is another set of the same five arrows. These five arrows point to the rear of a large arrow with the following text: "SAT (11th-12th Grade)".]

so that we're the company that students choose when they need test prep.

Plus, by using our free resources throughout the year, we'll be able to provide a more personalized test prep experience than any other company,

[Text on screen: Our Method. Detailed Analysis of Strengths & Weaknesses. Personalized Guidance to Maximize Test Scores. Connections Made Between Free Math Practice & Test Prep. (There is also a screenshot showing sample student proficiency)]

since we'll have insight into the student's strengths and weaknesses.

According to Seedstars, the global EdTech market is supposed to grow by 17% over the next years, and reach 252 billion by 2020.

[Text on screen: The EdTech revolution: who is the trigger? In 2014, education expenditures reached $5Tn worldwide representing a market 8 times bigger than the software market. About 9% of the apps downloaded on Apple's App Store have an educational purpose. From learning by gaming to MOOC and online certification providers, the EdTech market has grown in multiple directions addressing specific challenges where "traditional" education sometimes faces its limits. The global EdTech market is expected to grow by 17% on an annual basis over the next years to reach USD 252bn by 2020. This expansion in nonetheless unequally shared between developed and emerging countries.

https://seedstars.com/magazine/edtech-revolution-who-trigger/]

The US K through 12 test prep market was valued at 8.3 billion in 2016.

With online test prep expected to grow at an average annual rate of 6.11%

[Text on screen: TEST PREPARATION MARKET IN US: KEY DRIVERS AND FIGURES. KEY MARKET FIGURES. UNIVERSITY EXAMS. In 2016, university exams led the market with shares of 31.50%. K-12 SEGMENT. The test preparation market in the US by the K-12 end-user segment was valued at $8.29 billion in 2016. ONLINE LEARNING. The test preparation market in the US by online learning is growing at a CAGR of 6.11%.

https://www.forbes.com/sites/robynshulman/2018/01/26/edtech-investments-rise-to-a-historical-9-5-billion-what-your-startup-

needs-to-know/#7b6de29b3a38]

With your investment, we're going to continue to improve our built-in personalization and sell directly to schools to accelerate sales growth, while helping as many students as possible.

[Text on screen: CADDELL PREP. You Can Excel with Caddell]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.